1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the 2007 1Q earnings results as follows:
1. Agenda
•	2007 1Q Earnings Results
•	Q&A Session
2. Date and Time
April 26, 2007, 16:00 ~ 18:00
3. Place
Conference Room, SK Telecom
4. Participants
Analysts and Institutional Investors
5. Dial-in Information
●   Korean
— Calling from Korea: 1566-2255 (or 031-810-3000)
— Calling from Other Countries: 82-31-810-3000 (or 82-2-6677-2255)
— Passcode : 0102
●   English
— Calling from Korea: 1566-2256 (or 031-810-3001)
— Calling from Other Countries: 82-31-810-3001 (or 82-2-6677-2256)
— Passcode : 0102

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By: /s/ Tae Jin Park
Name: Tae Jin Park
Title: Vice President

Date: April 23, 2007

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